# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Direxion Shares ETF Trust, CIK 0001424958
CUSIP: 25460E869
Title of class of securities: Shares of Beneficial interest
Address of issuer's principal executive offices: 535 MADISON AVENUE, 37TH FL., NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001694283

## Reporting persons
- Robinson Value Management, Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 2,090,279; shared voting power 0; sole dispositive power 2,090,279; shared dispositive power 0; aggregate amount beneficially owned 2,090,279 (8.5% of the class)

## Item 1. Issuer
Name of issuer: Direxion Shares ETF Trust
Address of issuer's principal executive offices: 535 MADISON AVENUE, 37TH FL., NEW YORK, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing: Robinson Value Management, Ltd.
Address of principal business office or, if none, residence: 120 E. Basse Rd., #102, San Antonio, TX 78209
Citizenship: Texas limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,090,279
Percent of class: 8.5%
Sole power to vote or to direct the vote: 2,090,279
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,090,279
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported in this statement are held in discretionary investment advisory accounts of clients of the Reporting Person. Those clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No single client is known to have such an interest relating to more than 5% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Robinson Value Management, Ltd.: Charles W. Robinson III, CCO & CIO (08/24/2026)